Exhibit 99.2

April 27, 2018

British Columbia Securities Commission

Alberta Securities Commission

Autorite des marche financiers

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Nunavut

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Yukon Territory

Superintendent of Securities, Northwest Territories

Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders of New Gold Inc. (“Company”) held on April 25, 2018 in Toronto, Ontario.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Setting the size of the board of directors

On a vote by show of hands, the number of directors of the Company is set at seven. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
289,947,967	3,039,542	98.96%	1.04%

Item 2: Election of Directors

On a vote by show of hands, each of the nine nominees in the Company’s management information circular dated March 16, 2018 (“Circular”) were elected as directors of the Company. In connection with the meeting, valid proxies in respect of this resolution were received as follows:

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
Gillian Davidson	290,993,987	1,993,522	99.32%	0.68%

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3510, P.O. Box 799, Toronto, ON M5J 2T3 T +1 416 324 6000 F +1 416 324 9494

www.newgold.com

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
James Estey	288,226,613	4,760,896	98.38%	1.62%
Margaret Mulligan	290,927,695	2,059,814	99.30%	0.70%
Ian Pearce	288,381,438	4,606,071	98.43%	1.57%
Hannes Portmann	288,871,542	4,115,967	98.60%	1.40%
Marilyn Schonberner	290,754,078	2,233,431	99.24%	0.76%
Raymond Threlkeld	287,619,941	5,367,568	98.17%	1.83%

Item 3: Appointment of Auditor

On a vote by show of hands, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditor. In connection with the Meeting, valid proxies in respect of this resolution were received as follows:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
404,374,173	5,048,938	98.77%	1.23%

Item 4: Say on Pay Advisory Vote

On a vote by ballot, the shareholders accepted the Board’s approach to executive compensation. The Company received the following votes from shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
266,331,139	26,662,478	90.90%	9.10%

Yours truly,
New Gold Inc.

/s/ Lisa Damiani

Lisa Damiani

General Counsel, Vice President,

Government Relations and Corporate Secretary

New Gold Inc. Brookfield Place, 181 Bay Street, Suite 3510, P.O. Box 799, Toronto, ON M5J 2T3 T +1 416 324 6000 F +1 416 324 9494

www.newgold.com